Exhibit 2

NEWS RELEASE

For Immediate Release

January 10, 2007

CanWest Reports Growth in Revenue and Net Earnings for Q1, Fiscal 2007

WINNIPEG — CanWest Global Communications Corp. today reported financial results for the three months ended November 30, 2006, the first quarter of its 2007 fiscal year. Consolidated net earnings were $66 million or $0.37 per share for the quarter compared to consolidated net earnings of $30 million or $0.17 per share for the first quarter of fiscal 2006.

The Company’s consolidated revenues for the quarter increased by 1% to $860 million compared to consolidated revenues of $848 million for the same period in the prior year. Consolidated EBITDA1 declined by 3% to $227 million for the quarter compared to $233 million for the first quarter of fiscal 2006.

Commenting on the results, Leonard Asper, CanWest’s President and Chief Executive Officer, said, “We are satisfied with our first quarter results particularly with the significant improvement in Canadian television. Our programming strategy is working, increasing the number of top 10 and top 20 shows, and is recognized by our advertisers. Cost containment initiatives in our newspaper and interactive operations plus strong online revenue contributed to the 8% improvement in EBITDA for those operations. We also see the beginning of a positive turnaround at Network TEN and a strong market in New Zealand. In sum, this is an encouraging start to the new fiscal year and we expect this positive trend to continue as we get further into fiscal 2007.”

Revenues and EBITDA for the publications and interactive operations continued to demonstrate growth, with revenues of $344 million up 1% compared to the first quarter last year, and EBITDA of $88 million for the quarter, representing an 8% gain compared to the same quarter last year. Canadian television operations registered significant improvement over last year’s result with revenues up 11% for the quarter to $208 million and EBITDA of $38 million up 30% over last year’s first quarter result, in highly competitive market conditions.

A higher exchange rate for the Canadian dollar as well as challenging advertising markets continued to affect results in Australia compared to one year ago although the trend line has improved compared to earlier quarters. At Network TEN although ratings continued to be very strong, revenues decreased by 3% from last year in local currency terms, a significant improvement from the revenue declines of the previous four quarters. In Canadian currency, revenues of $216 million for the quarter were down by 6% from the first quarter of fiscal 2006. A 17% decline in EBITDA at TEN was attributable to higher investment in programming to sustain TEN’s ratings leadership in its target 16-49 year old audience. Eye Corp reported revenues of $36 million for the quarter, 20% higher than for the first quarter last year. EBITDA of $5 million for the quarter was down by 33% compared to the prior year, due entirely to expenditures associated with the substantial international expansion of Eye Corp into the US and UK markets which should pay off in higher future earnings.

CanWest’s New Zealand broadcasting operations registered a 2% increase in revenues for the quarter in local currency terms. However as a result of currency translation, first quarter revenues of revenues of $56 million and EBITDA of $18 million reflected declines of 7% and 6% respectively, from last year’s result.

Highlights of the first quarter include the following:

•	CanWest’s distributions from the CanWest MediaWorks Income Fund totaled $36.6 million for the first quarter.

•	The TEN Group declared distributions which resulted in CanWest receiving interim dividends and interest on its subordinated debentures in the aggregate amount of A$47.8 million (approximately C$43 million) in late December 2006.

•	In October, the Company entered into an agreement for the sale of its two Canadian radio stations to Corus Entertainment Inc. for a cash price of $15 million. The transaction is subject to the buyer obtaining all necessary regulatory approvals.

•	Global television placed three shows in the top ten and nine in the top 20 in the Fall season in the extended Toronto market. House, Survivor and Prison Break retained their solid grip on audiences placing 2nd, 4th and 7th respectively in the Toronto market in the first quarter. Entertainment Tonight Canada strengthened its position as the number one Canadian entertainment magazine program while Global National remained Canada’s number one national news program with consistently more viewers than its CTV and CBC rivals.

•	Specialty television subscribers of CanWest’s services climbed to 10.7 million as TVtropolis and Global’s seven Digital channels continued to benefit from the growth in the size of the digital cable and satellite markets.

•	The recent decision overturning CRTC Part II fees on airtime we expect will reduce revenue related expenses at Canadian television by approximately $6-$7 million annually.

•	CanWest Interactive’s network of online sites attracted more than 5.2 million unique visitors in the month of November, the highest ever. Spurred on by the launch of streaming network shows and the call for auditions for the Canadian taping of Deal or No Deal, the canada.com and globaltv.com stable of online sites lead Canadian news and information sites attracting 23% of Canadians online.

•	Eye Corp, our Australian out-of-home advertising company, completed a major strategic move into the United States market. By December 2006 Eye Corp controlled over 3,800 internal and external, static and scrolling displays in a network of almost 300 shopping malls across the United States and has become one of the largest players in mall advertising in the United States.

•	In anticipation of the enactment early in 2007 of new legislation that will relax Australian restrictions on media ownership, the Company retained Citigroup Global Markets in October to review strategic options that may be available to CanWest. The review remains an ongoing process and the Company has not, at this time, made any decision with respect to our South Pacific strategy going forward.

•	Earlier today, the Company announced that it, in conjunction with private equity firm, Goldman Sachs Capital Partners, has entered into exclusive discussions with Alliance Atlantis Communications Inc. and its controlling shareholder, Southhill Strategy Inc., regarding the possible purchase of Alliance Atlantis Communications Inc. There can be no assurance that these discussions will result in a definitive agreement.

Outlook:

With sustained high audience ratings and a firming of advertising markets, the Company’s South Pacific operations are well-positioned to show continued improvement as the year progresses.

The positive year-over-year earnings trend of the Publishing and Interactive Group should continue in fiscal 2007 as cost containment combines with modest revenue growth to sustain and improve margins. Canadian television operations are also expected to continue to improve. We are hopeful that regulatory relief, arising out of the CRTC television review, will eventually also contribute to improved results at Global.

Debt reduction in the quarter from the application of proceeds from the sale of TV3 Ireland has further reduced annual interest expense, while augmenting the financial strength and flexibility of the Company.

Forward Looking Statements:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our Annual Information Form for the year ended August 31, 2006 dated November 28, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov),[ as updated in our most recent Management’s Discussion and Analysis for the three months ended November 30, 2006, dated January 10, 2007]. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company’s financial statements are available on the Company’s website: www.canwestglobal.com.

The Company will hold its regular quarterly conference call with analysts on January 10, 2007 at 5:00 p.m. Eastern Standard Time. The call-in numbers are 416-644-3414 or 800-733-7571. Replays are also available for five days following the call at 416-640-1917 or 877-289-8525, access code—21211048#

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

For further information contact:

John Maguire

Chief Financial Officer

Tel: (204) 956-2025

Fax: (204) 947-9841

jmaguire@canwest.com

(1)	EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap losses, foreign exchange gains (losses), investment gains, losses and write-downs, loss on debt extinguishment, minority interests, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.

BUSINESS SEGMENT INFORMATION

(unaudited)

(in thousands of Canadian dollars)

	For the three months ended November 30,
	2006	2005
REVENUE
Publications and Interactive – Canada	343,867	341,298

Television
Canada	207,896	186,794
Australia	215,860	230,696
New Zealand	33,919	36,100

	457,675	453,590
Radio
New Zealand	21,660	23,572
Turkey	3,385	—
United Kingdom	234	—

	25,279	23,572

Outdoor – Australia	35,528	29,674
Intersegment revenues	(1,913)	(338)

CONSOLIDATED REVENUE	860,436	847,796

SEGMENT OPERATING PROFIT
Publications and Interactive – Canada	87,754	81,624

Television
Canada	37,681	29,081
Australia	86,697	104,490
New Zealand	12,122	12,275

	136,500	145,846

Radio
New Zealand	6,030	7,018
Turkey	1,190	—
United Kingdom	(823)	—

	6,397	7,018

Outdoor – Australia	5,026	7,469

	235,677	241,957
Corporate and other	(9,025)	(8,657)

OPERATING PROFIT (EBITDA)(1)	226,652	233,300

(1)	EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap losses, foreign exchange gains (losses), investment gains, losses and write-downs, loss on debt extinguishment, minority interests, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended
	November 30, 2006	November 30, 2005
Revenue	860,436	847,796
Operating expenses	419,461	406,729
Selling, general and administrative expenses	214,323	207,767

	226,652	233,300
Amortization of intangibles	1,401	5,575
Amortization of property, plant and equipment	23,859	23,532
Other amortization	571	1,454

Operating income	200,821	202,739
Interest expense	(44,757)	(52,510)
Interest income	1,609	515
Amortization of deferred financing costs	(2,411)	(1,949)
Interest rate and foreign currency swap losses	8,779	(120,539)
Foreign exchange gains (losses)	2,877	(574)
Investment gains, losses and write-downs	10	101,218
Loss on debt extinguishment	—	(116,589)

	166,928	12,311
Provision for (recovery of) income taxes	57,729	(54,826)

Earnings before the following	109,199	67,137
Minority interests	(43,876)	(43,715)
Interest in earnings of equity accounted affiliates	363	830
Realized currency translation adjustments	(425)	(116)

Net earnings from continuing operations	65,261	24,136
Earnings from discontinued operations	1,102	5,769

Net earnings for the period	66,363	29,905

Earnings per share from continuing operations:
Basic	$0.37	$0.14
Diluted	$0.37	$0.14
Earnings per share:
Basic	$0.37	$0.17
Diluted	$0.37	$0.17

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